Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Amendment No. 2 to the Registration Statement No. 333-291959 on Form S-1 filed on the date herewith of Blue Water Acquisition Corp. IV of our report dated February 24, 2026 except for Notes 1, 4, 6, 7, and 9 as to which the date is March 10, 2026, relating to the financial statements of Blue Water Acquisition Corp. IV as of December 31, 2025 and August 1, 2025 and for the periods from August 1, 2025 (inception) through December 31, 2025, and August 1, 2025 (inception) through August 1, 2025, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Elliott Davis, PLLC

Charlotte, North Carolina

March 10, 2026